UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA

Innovative technology solutions for sustainability

Abengoa announces 2015 results

•                  Abengoa has presented its Condensed Consolidated Financial Statements for the second half of 2015 in compliance with the regulations of the Securities Market. During March and complying with existing legal limitations, the Company will formulate its Consolidated Annual Accounts and the audit will be finalized. These Consolidated Condensed Financial Statements for the second half of 2015 have been prepared under the principle of going-concern basis.

•                  Abengoa has closed the year 2015 with revenues of 5,755 M € and EBITDA of 515 M €, compared to 7,151 M€ and 1,408 M€, respectively achieved in year 2014.

•                  The net result represents a loss of 1,213 M € mainly due to negative impacts registered for an amount of 878 M € based on the estimates made by the Management of Company related to the implementation of several measures established in the Viability Plan.

•                  At year-end and following the provisions of IFRS 10 standards, Abengoa has lost control of Atlantica Yield and has proceeded to deconsolidate the Company and its subsidiaries, integrating them under the equity method.

•                  Consolidated gross debt has been reduced by 888 M € as of December 31, 2015 compared to December 31, 2014. In addition the total liabilities of the Company have decreased from 25,247 M€ to 16,627 M€ mainly due to the deconsolidation of Atlantica Yield.

•                  Abengoa is in negotiations with its creditors to restructure the company (including debt), with the objective of achieving a new financial structure in order to continue its business in a competitive and sustainable manner.

•                  According to the Viability Plan developed by the prestigious firm Alvarez & Marsal together with the Company, the optimal scenario (the one that offers the highest potential for value creation) estimates a valuation of the Company seven times higher than its value upon liquidation.

February 29th 2016.- Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB), the international company that applies innovative technology solutions for sustainability in the energy and environment sectors, has published today its Condensed Consolidated Financial Statements for the second half of 2015 as well as an update on the situation of the negotiations regarding the refinancing process in order to try to reach an agreement with its main financial creditors.

Abengoa has recorded € 5,755 M of revenues in 2015 and EBITDA of 515 M €. The net result is a loss of 1,213 M€, mainly due to the negative impact of 878 M € registered based on the estimates made by the Management related to the implementation of several measures established in the Viability Plan.

Additionally it should be noted the negative impact of the general slowdown, and stoppages in certain cases, of its operations in all activities Abengoa is engaged in from the beginning of last August and, especially, in the last quarter of 2015, as a consequence of both its deteriorating liquidity position, arising from Abengoa´s difficulties in accessing the capital markets, and the cancelling or non - renewal, by financial institutions, of working capital credit lines (amounting to up to €1,000 million), which eventually led to the Company´s filing of creditors protection under article 5 bis of the Spanish Insolvency Law.

Consolidated gross debt as of December 31, 2015 has decreased by 888 M € to 9,395 M € compared to 31 December 2014, out of which 3,070 M € corresponds to project debt. The Company is in negotiations with its creditors to achieve a debt restructuring as well as the necessary resources to provide Abengoa with an optimal capital structure and to continue its activity in a competitive and sustainable manner. Also the total liabilities of the company have been reduced from 25,247 M€ to 16,627 M€ mainly due to the deconsolidation of Atlantica Yield pursuant to its loss of control.

Revenues in the engineering and construction segment reached 3,330 M€ and EBITDA amounted to 193 M € versus 4,515 M € and 806 M €, respectively in 2014. This decrease is mainly due to the aforementioned effects of slowdown and, in some cases, project stoppages during the last quarter, which have resulted in associated costs being recorded.

Revenues in the concession-type segment totaled 407 M € and EBITDA reached 282 M € in 2015, compared to 499 M € and 330 M € in 2014, respectively. This decrease is mainly due to the plants sold to Atlantica Yield during 2015 and in the fourth quarter of 2014 under the ROFO agreement (Right of First Offering).

In the industrial production segment, which includes the bioenergy business, revenues reached 2,018 M € and EBITDA amounted to 40 M € compared to 2,137 M € and 271 M € in 2014, respectively. This decrease is mainly due to lower crush margins in the United States, the lower yield of the raw material in the ethanol production process in Brazil and to the investment efforts in second generation technology performed in the plant of Hugoton (Kansas, United States).

Regarding geographical diversification, South America and North America, representing 38% and 26% respectively of total 2015 revenues, are key regions for Abengoa. The remaining geographical areas remain broadly unchanged: Spain represents 14%, the rest of Europe 11%, Africa 8%, and Middle and East Asia 3%.

On November 25, 2015, after the formulation of the Company´s Interim Condensed Consolidated Financial Statements as of September 30, 2015, the Company announced by filing a Relevant Fact (Hecho Relevante) the decision to initiate a process of refinancing with its creditors with the objective of reaching an agreement that ensured the Company’s financial viability in the short and medium term.

After assessing its options provided by the situation described above and in order to ensure the most stable status as possible to negotiate with creditors, the Board of Directors considered the most appropriate option was to seek protection under article 5 bis of the Spanish Insolvency Law (Ley 22/2003, Concursal).

Abengoa´s Directors have deemed it appropriate to prepare these Consolidated Condensed Financial Statements for the second half of 2015 under the principle of going-concern basis. Such determination was made based on management’s assumption that an agreement with financial creditors of the Company will be attained so that the Company´s financial stability can be secured, allowing Abengoa to be able to generate cash from operations in accordance with the Industrial Viability Plan developed by Alvarez & Marsal.

On January 25, 2016, the Company announced that the independent consulting firm Alvarez & Marsal presented to the Board of Directors of Abengoa the Industrial Viability Plan that defined the structure of the future activity on an operating basis focusing on the Activity of Engineering and Construction either developing its own technology or using technology developed by others.

The selected scenario, which is the one that offers the greatest potential value for all stakeholders (with an estimated value of approximately 5,400 M €), includes:

•                  Completing most of the projects in the existing portfolio focusing on those that maximize value while minimizing cash requirements

•                  E&C activities for third parties (turnkey projects)

•                  Balanced proportion of concession-type projects depending on the availability of financial resources and prior identification of robust partners

•                  Overhead resizing based on the projected production volumes

•                  Non-core asset disposals

Based on this Industrial Viability Plan, the Company will negotiate with its creditors a debt restructuring as well as the necessary resources to provide Abengoa with an optimal capital structure and to continue its activity in a competitive and sustainable manner.

Under the Viability Plan, Abengoa continues to make progress with the divestment policy and sale of non-strategic assets. As part of this plan, the shares of the 100 MW thermal-solar power plant in United Arab Emirates have recently been sold to Masdar. Furthermore, the Company has reached an agreement to sell its former headquarters in Madrid and is currently in the process of evaluating offers for other non-strategic assets.

Abengoa, thanks to the support shown by its lenders for the search of a viable solution, is confident to be able to reach an agreement in order to ensure the continuity of the group’s activity within the next month of March, prior to the end of the period granted by Article 5bis of the Spanish Bankruptcy Law.

About Abengoa

Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB) applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. www.abengoa.com

Communication Department:	Investor Relations:
Cristina Cabrera Angulo	Ignacio García-Alvear

Tel: +34 954 93 71 11	Tel: +34 954 93 71 11
E-mail: communication@abengoa.com	E-mail: ir@abengoa.com

You can also follow us on:

@Abengoa

And on our blog: http://www.theenergyofchange.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: February 29, 2016	By:	/s/ José Domínguez Abascal
Name: José Domínguez Abascal
Title: Executive Chairman